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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        RULE 13E-3 TRANSACTION STATEMENT
          (Under Section 13(e) of the Securities Exchange Act of 1934)
                                Amendment No. 1


                            FAIR GROUNDS CORPORATION
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                              (Name of the Issuer)

          Fair Grounds Corporation, Marie G. Krantz and Bryan G. Krantz
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                       (Name of Persons Filing Statement)

                           Common Stock, No Par Value
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                         (Title of Class of Securities)

                                    303153100
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                      (CUSIP Number of Class of Securities)

                                Bryan G. Krantz
                                   President
                            Fair Grounds Corporation
                             1751 Gentilly Boulevard
                              New Orleans, LA 70119
                                 (504) 944-5515
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 (Name, Address and Telephone Numbers of Persons Authorized to Receive Notices
           and Communications on Behalf of Persons Filing Statement)
                               - with copies to -

                               B.G. Minisman, Jr.
                      Berkowitz, Lefkovits, Isom & Kushner
                              1600 SouthTrust Tower
                              Birmingham, AL 35203
                                 (205) 328-0480

     This statement is filed in connection with (check the appropriate box):

         a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss. 240.14a-1 through 240.14b-2), Regulation 14C (ss.ss. 240.14c-1 through 240.14c-101) or Rule 13e-3(c) under the Securities Exchange Act of 1934 ("the Act").


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         b. [_] The filing of a registration statement under the Securities Act of 1933.

         c. [_] A tender offer.

         d. [_] None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

         Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                           Calculation of Filing Fee

Transaction Value*:                         Amount of Filing Fee (1/50th of one percent):
$1,071,200.00                               $214.24

* For purposes of calculating the filing fee only. Based on $40.00 per share to be paid for an estimated 26,780 shares in lieu of the issuance of the fractional shares expected to be created by the Rule 13E-3 transaction.

         [_] Check the box if any part of the fee is offset as provided by ss. 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:
                                  ------------------------------

         Form or Registration No.:
                                  ------------------------------

         Filing Party:
                      ------------------------------------------

         Date Filed:
                     -------------------------------------------


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                                  INTRODUCTION


         This Amendment No. 1 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 ("Statement") involves a transaction subject to Regulation 14C of the Securities Exchange Act of 1934, as amended (the "Act"), and the information contained in the preliminary information statement filed contemporaneously herewith (the "Information Statement") by Fair Grounds Corporation (the "Company") is incorporated by reference into the Items in the Statement. This Statement is being filed jointly by the Company, Marie G. Krantz, Chairman of the Board and Treasurer of the Company, and Bryan G. Krantz, President and General Manager of the Company, in connection with a proposed reverse stock split that, if effected, will result in the Company having less than 300 record holders of its outstanding common shares.


Item 1.           Summary Term Sheet.


         The information set forth under the caption "SUMMARY" of the Information Statement is incorporated herein by reference.


Item 2.           Subject Company Information.

         (a) The information set forth on Page 1 of the Information Statement is incorporated herein by reference.

         (b) The information set forth under the caption "GENERAL INFORMATION - Voting Securities and Record Date" of the Information Statement is incorporated herein by reference.

         (c)-(d) The information set forth under the caption "MARKET FOR THE COMMON SHARES; DIVIDENDS" of the Information Statement is incorporated herein by reference.

         (e)      Not applicable.

         (f)      Not applicable.

Item 3.           Identity and Background of Filing Persons.


         (a)-(c) This Amendment No. 1 to the Schedule 13E-3 is filed jointly by Fair Grounds Corporation, a Louisiana corporation, Bryan G. Krantz and Marie G. Krantz. The business address of each filing person is 1751 Gentilly Boulevard, New Orleans, Louisiana 70119 and the business telephone number of each filing person is (504) 944-5515. The information set forth under the captions "SUMMARY -- Current Business of the Company" "BENEFICIAL OWNERSHIP OF COMMON SHARES" and "MANAGEMENT OF THE COMPANY" in the Information Statement is incorporated herein by reference.



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Item 4.           Terms of the Transaction.

         (a) The information set forth under the following captions of the Information Statement is incorporated herein by reference: "NOTICE OF SPECIAL MEETING OF SHAREHOLDERS," "SUMMARY," "THE REVERSE STOCK SPLIT," "SPECIAL FACTORS" and "FINANCING THE REVERSE STOCK SPLIT."

         (c) The information set forth under the captions "SUMMARY" and "THE REVERSE STOCK SPLIT" of the Information Statement is incorporated herein by reference.

         (d) The information set forth under the captions "SUMMARY - Appraisal Rights; Escheat Laws" and "SPECIAL FACTORS - Appraisal Rights; Escheat Laws" of the Information Statement is incorporated herein by reference.

         (e) No filing person has made any provision in connection with the transaction to provide unaffiliated security holders access to the files of the Company or to obtain counsel or appraisal services at the expense of the Company.

         (f)      Not applicable.

Item 5.           Past Contacts, Transactions, Negotiations and Agreements.

         (a)-(c) The information set forth under the captions "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" and "SPECIAL FACTORS - Fairness of the Reverse Stock Split" of the Information Statement is incorporated herein by reference.

         (e) The information set forth under the caption "BENEFICIAL OWNERSHIP OF COMMON SHARES" of the Information Statement is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals of the Issuer.

         (b) The information set forth under the captions "SUMMARY - Purpose of the Meeting" and "THE REVERSE STOCK SPLIT" of the Information Statement is incorporated herein by reference.

         (c) The information set forth under the following captions of the Information Statement is incorporated herein by reference: "SUMMARY," "THE REVERSE STOCK SPLIT," "SPECIAL FACTORS" and "FINANCING OF THE REVERSE STOCK SPLIT."


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Item 7.           Purpose(s), Alternatives, Reasons and Effects.

         (a)-(d) The information set forth under the following captions of the Information Statement is incorporated herein by reference: "SUMMARY - Purpose of the Meeting, Reasons for the Reverse Stock Split, Conduct of the Company's Business After the Reverse Stock Split, Federal Income Tax Consequences," "THE REVERSE STOCK SPLIT" and "SPECIAL FACTORS - Reasons for the Reverse Stock Split, Alternatives Considered, Interests of Certain Persons and Potential Conflicts of Interest, Conduct of the Company's Business After the Reverse Stock Split, Federal Income Tax Consequences, and "BENEFICIAL OWNERSHIP OF COMMON SHARES."


Item 8.           Fairness of the Transaction.

         (a)-(e) The information set forth under the following captions of the Information Statement is incorporated herein by reference: "SUMMARY - Fairness of the Reverse Stock Split" and "SPECIAL FACTORS - Reasons for the Reverse Stock Split, Fairness of the Reverse Stock Split, Valuation Report and Opinion of Duff & Phelps, and Alternatives Considered."

         (f)      Not Applicable.

Item 9.           Reports, Opinions, Appraisals and Certain Negotiables.

         (a)-(c) The information set forth under the caption "SPECIAL FACTORS - Valuation Report and Opinion of Duff & Phelps" and in Appendix A of the Information Statement and the information set forth in Exhibit (c)(1) hereto is incorporated herein by reference.

Item 10.          Source and Amounts of Funds or Other Consideration.

         (a)-(d) The information set forth under the captions "FINANCING OF THE REVERSE STOCK SPLIT" and "EXPENSES" of the Information Statement and in Exhibit
(b) hereto is incorporated herein by reference.

Item 11.          Interest in Securities of the Issuer.

         (a) The information set forth under the caption "BENEFICIAL OWNERSHIP OF SHARES" in the Information Statement is incorporated herein by reference.

         (b)      Not applicable.

Item 12.          The Solicitation or Recommendation.

         (d)-(e) The information set forth under the captions "GENERAL INFORMATION - Required Vote" and "SPECIAL FACTORS - Fairness of the Reverse Stock Split" of the Information Statement is incorporated herein by reference.


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Item 13.          Financial Statements.

         (a) The information set forth under the captions "FINANCIAL STATEMENTS," "RATIO OF EARNINGS TO FIXED CHARGES," and "SPECIAL FACTORS-Fairness of the Reverse Stock Split" of the Information Statement are incorporated herein by reference.

         (b)      Not material.


Item 14.          Persons and Assets Retained, Employed, Compensated or Used.

         (a)      Not applicable.

         (b) The information set forth under the caption "FINANCING OF THE REVERSE STOCK SPLIT" of the Information Statement is incorporated herein by reference.

Item 15.          Additional Information.

         All of the information set forth in the Information Statement is incorporated herein by reference.

Item 16.          Materials to be Filed as Exhibits.


        *(a)      Information Statement of Fair Grounds Corporation, including all appendices thereto and related Notice of Special Meeting of Shareholders, incorporated herein by reference to the Information Statement filed contemporaneously with this Schedule.



        *(b)      Loan Agreement between Fair Grounds Corporation and First Bank and Trust.



        *(c)(1)   Valuation Report of Duff & Phelps, L.L.C. dated August 29,
2000.



        *(c)(2)   Fairness Opinion of Duff & Phelps, L.L.C. dated August 29,
2000, incorporated herein by reference to Appendix A to the Information Statement filed contemporaneously with this Schedule.



        *(d)(1)   Voting Trust, dated August 13, 1993, between Bryan Krantz and
Richard Katcher, Trustee, as grantors, and Marie Krantz, as Voting Trustee.



         (d)(2)   Stock Pledge Agreement.


         (f)      Not applicable.

         (g)      Not applicable.


* Previously filed.


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         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 2, 2000                     FAIR GROUNDS CORPORATION


                                            By: /s/ Bryan G. Krantz
                                               --------------------------------
                                               Name: Bryan G. Krantz
                                                    ---------------------------
                                               Title: President
                                                     --------------------------

                                            /s/ Marie G. Krantz
                                            -----------------------------------
                                            Marie G. Krantz

                                            /s/ Bryan G. Krantz
                                            -----------------------------------
                                            Bryan G. Krantz




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